UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 19, 2026
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐

Enclosure: A press release dated August 19, 2026 announcing that STMicroelectronics has posted its IFRS 2026
Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2026.

STMicroelectronics Semi Annual Report 2026	Contents 3

STMicroelectronics Semi Annual Report 2026	Contents 4

CERTAIN TERMS

AGM	annual general meeting of shareholders
AI	artificial intelligence
AM&S	analog products, MEMS and sensors
APeC	Asia Pacific excluding China
APMS	analog, power & discrete, MEMS and sensors
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BGA	ball grid array
Bi-CMOS	bipolar CMOS process technology
CapEx	capital expenditure
CMOS	complementary metal-on silicon oxide semiconductors
CODM	chief operating decision maker
RF COT	radio frequency chip-on-tag
CDP SpA Loans	Cassa Depositi e Prestiti SpA Loans
CSRD	EU Directive as regards corporate sustainability reporting (EU Directive 2022/2462)
CSC	corporation service company
D&RF	digital ICs and RF products
DRAM	dynamic random-access memory
EIB Loans	European investment bank loans
EMEA	Europe, Middle-East and Africa
ESG	environmental, social and governance
ESRS	European sustainability reporting standards
EU	European Union
EU Taxonomy Regulation	Regulation (EU) 2020/852 of the European Parliament and of the Council of jUne 18, 2020 on the establishment of a framework to facilitate sustainable investment and amending Regulation (EU) 2019/2088
Euronext Paris	Bourse de Paris
FD-SOI	fully depleted silicon-on-insulator
FVOCI	fair value through other comprehensive income
FVPL	fair value through profit and loss
GaN	gallium-nitride
GHG	greenhouse gas
GPU	graphics processing unit
IC	integrated circuit
IFRS	international financial reporting standards
IP	intellectual property
ISDA	international swaps and derivatives association
IDM	integrated device manufacturer
MCU	microcontrollers
MDRF	microcontrollers, digital ICs and RF products
MEMS	micro-electro-mechanical systems
Moody's	Moody's Investors Service
MOSFET	metal-on silicon oxide semiconductor field effect transistor
ODMs	original design manufacturers
OEMs	original equipment manufacturers

STMicroelectronics Semi Annual Report 2026	Certain terms 5

Omnibus	the proposal postponing the application of some reporting requirements in the CSRD and the transposition deadline and application of the CSDDD - Omnibus I - COM(2025)80 adopted by the European Commission on February 26. 2025
OSATs	outsourced semiconductor assembly and test
P&D	power and discrete products
PPA	power purchase agreement
R&D	research and development
RF	radio frequency
RF-SOI	radio frequency silicon-on-insulator
SAM	serviceable available market
Sanan ST JV	SANAN, STMicroelectronics Co. Ltd
SEC	U.S. Securities and Exchange Commission
SG&A	selling, general and administrative expenses
SiC	silicon carbide
SiPho	silicon photonics
SM&A	segment marketing and application
TAM	total available market
VIPower	vertically integrated power

STMicroelectronics Semi Annual Report 2026	Certain terms 6

1.Corporate overview
In this semi annual report, references to "we", "us", "our", "the Company", "our Company" and "ST" are to STMicroelectronics N.V., references to "ST Group Company" are to any of STMicroelectronics N.V.'s direct or indirect subsidiaries, and references to the "Group" or "ST Group" are to STMicroelectronics N.V. and its direct and indirect subsidiaries.
Certain industry-specific, accounting, legal, or otherwise commonly used defined terms included in this semi annual report are defined in the "Certain Terms" table, for ease of reference.
1.1.History and development of STMicroelectronics
STMicroelectronics N.V. was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconductors (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange. In 1998, we also listed our shares on the Borsa Italiana (the Italian stock exchange).
We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various ST Group Companies, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.
1.2.Strategy and objectives
We are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things.
Our strategy focuses on sustainable long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term trends in electronic systems. These key trends are: smart mobility, where we provide innovative solutions to help car manufacturers make driving safer, greener and more connected; power & energy: our technology and solutions enable industries to increase energy efficiency and support the use of renewable energy and cloud-connected autonomous things, which transform our lives and the objects we use with smart, connected devices for personal, business and industrial applications.
We are exposed to company-specific growth drivers including: (i) in Automotive: engaged customer programs in ADAS, silicon carbide power devices and sensors; (ii) in Industrial: general purpose MCUs; (iii) in Personal Electronics: engaged customer programs in sensors and analog; (iv) in Communication Equipment and Computer Peripherals: data centers, including cloud optical interconnect and Power and Analog for AI servers and data centers and low earth orbit ("LEO") satellites. We are also uniquely positioned to address humanoid robotics through our broad portfolio spanning MCUs, MEMS, optical sensors, global navigation satellite system ("GNSS") and power management.
Our global integrated device manufacturer operational model provides us with a wide range of capabilities in proprietary and innovative technology & IP design, product and solution development, and with advanced manufacturing - both in-house and with selected partners - providing us with a strong competitive advantage and supply chain resilience for our customers.
Our value proposition for stakeholders is focused on sustainable and profitable growth, providing differentiating enablers to customers and a strong commitment to sustainability. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

STMicroelectronics Semi Annual Report 2026	Corporate overview 7

1.3.Organizational structure
We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the research and development (“R&D”), production, marketing and sales organizations.
While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing, insurance and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.
1.4.Products and activities
Semiconductor devices are electronic components that serve as the building blocks inside electronic systems and equipment. Semiconductor devices, generally known as “chips”, combine multiple transistors on a single piece of material to form a complete electronic circuit. With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.
We have a portfolio of power products and analog products, including sensors, signal channel devices and output power stages (discrete and/or integrated) as well as complete power management blocks. Our analog products, including both general purpose and application specific, can fulfill the needs of a wide range of designs and systems.
We also have digital products that are at the heart of electronics systems, including microcontrollers and microprocessors, ASICs and optical sensing solutions. Our full set of microcontrollers and microprocessors includes one of the industry’s broadest ranges of general-purpose microcontrollers serving all market segments, microprocessors addressing the industrial market, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded processing solutions for our addressed end-markets (Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals, each as defined below).
We are one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. Our offering includes a wide range of products, covering systems and functions from powertrain, chassis and safety, to audio, infotainment and telematics, as well as body and convenience. We offer automotive microcontrollers as well as solutions for ADAS and we provide automotive-grade MEMS as well as imaging solutions. Our portfolio also features a comprehensive range of analog and power solutions, including wide bandgap devices for hybrid and electric vehicles. The products are designed and manufactured specifically for automotive applications and complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.
On top of our product design R&D spending, our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product groups share common R&D for process technology and manufacturing capacity for some of their products.
Our reportable segments within each product group were as follows:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
–Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
–Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
–Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
–RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.

STMicroelectronics Semi Annual Report 2026	Corporate overview 8

1.5.Sales, marketing and distribution
Our sales and marketing is organized by a combination of key accounts and regional sales units organized by market segment with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key accounts coverage with strong technical and application expertise, supported application labs and competence centers. The mass market is covered through a joint effort with our distribution partners and local initiatives; establishing regional sales and marketing teams that are fully aligned with our end-markets and products strategies across our focused market segments: Automotive, Industrial Power and Energy, Industrial Smart industrials, Personal Electronics and Communications Equipment, Computers and Peripherals.
We have four regional sales organizations reporting to a global head of sales & marketing: Americas, Asia Pacific excluding China ("APeC"), China and Europe, Middle-East and Africa ("EMEA"). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, expanding products usage in customer applications (cross selling) and maximizing market share, anticipating new products needs and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product and technical marketing, application labs, competence centers, field application engineers and quality engineers.
Following our announcement in the first quarter of 2024 that we would complement the existing sales & marketing organization (the "Sales & Marketing" organization) by implementing a new Segment Marketing and Application ("SM&A") organization, offering customers end-to-end system solutions based on our product and technology portfolio, covering our end markets, in 2025 we begun implementing five Segment Strategic Programs (one per market segment):
•automotive ("automotive");
•industrial power and energy ("industrial pe");
•industrial smart industrials ("industrial si" and together with industrial pe hereinafter "industrial");
•personal electronics ("personal electronics"); and
•communications equipment, computers and peripherals ("communications equipment, computers and peripherals").
The regional Sales & Marketing organization remained unchanged.
We engage distributors and sales representatives to distribute and promote our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, the major one being the business development through demand creation and customer base expansion, the other is to assist in fulfilling the demand of our customers by servicing their orders. Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.
At the request of certain customers, we also sell and deliver our products to EMS companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. We also sell products to original design manufacturers (“ODM”). ODMs manufacture products for our customers much like electronics manufacturing services companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from.
In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality-related issues.
1.6.Research & development
We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 19.25% of our employees work in R&D on product design/development and technology and, in 2025, we spent approximately 14.5% of our total revenues on R&D.

STMicroelectronics Semi Annual Report 2026	Corporate Overview 9

New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of fabrication technologies for chips and products, including advanced digital CMOS on FD-SOI, embedded non-volatile memories, analog and mixed-signal, optical sensing, integrated photonics, MEMS, BCD for smart power, power transistors and diodes, power SiC and GaN processes, BiCMOS, and SiPho. This is well embedded in our strong packaging technologies portfolio, such as high pin count BGA, wafer level packaging, panel-level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries and test and packaging suppliers ("OSATs").
We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the "Information Society Technologies" programs of the EU. We also participate in certain collaborative R&D and innovation programs established by the EU Commission, individual countries and local authorities in Europe (primarily in France and Italy) and in Singapore. We currently own over 21,000 active and pending patents worldwide.
1.7.Sustainability
We are an integrated device manufacturer of semiconductor technologies with state-of-the-art manufacturing facilities worldwide. The manufacturing of semiconductor technologies requires natural resources, water, energy, and chemicals, and is labor-intensive. Our strategy and business model take into account the material impacts we may have on the environment, our own workforce, our supply chain workers and our affected communities.
Sustainability has been a guiding principle at ST for more than thirty years and is embedded in our activities. We implement programs and take action to manage our material impacts, opportunities, and risks within our own operations and relevant sections of our value chain. To minimize our impact on people, we put people first and prioritize health and safety, well-being and human and labor rights. We strive to minimize our impact on the environment by, inter alia, reducing our GHG emissions, reducing energy consumption and addressing water and waste related challenges.
Further information on our sustainability approach can be found in our annual report for the year ended December 31, 2025, filed with the Dutch Authority for the Financial Markets on March 26, 2026 and adopted by our Annual General Meeting of Shareholders ("AGM") on May 27, 2026, which contains our voluntarily issued sustainability statement drawn up in alignment with the disclosure requirements of the Corporate Sustainability Reporting Directive (the "CSRD") and the European Sustainability Reporting Standards published on July 31, 2023 ("ESRS"). It should be noted, that the Dutch legislation implementing the CSRD is still in draft form and this legislation is still subject to further amendments, guidance and interpretation, and that the CSRD is still under development and its interpretation and application is evolving. Notably, on February 26, 2025, the European Commission adopted the omnibus simplification package (“Omnibus”) to reduce reporting burdens under, amongst others, the CSRD and EU Taxonomy Regulation, as it introduces changes to the reporting requirements through a substantial reduction of the ESRS datapoints. The provisional agreement on the text of the Omnibus was agreed on December 16, 2025 and published in the Official Journal of the European Union on February 26, 2026. The amendments following from the Omnibus became effective as per March 18, 2026. Taking the aforementioned into account, including that 2025 was the second year that we voluntarily reported under the CSRD, we note that our sustainability reporting approach may change in the coming years as we continue to align with applicable legislation and regulatory guidance.

STMicroelectronics Semi Annual Report 2026	Corporate overview 10

2.Report of the Managing Board
2.1.    Business overview
Our first half 2026 revenues amounted to $6,582 million, increasing by 24.6% compared to the first half of 2025, with higher sales in all reportable segments, as a result of an approximate 5% increase in average selling prices, due to a more favorable product mix and an increase in volumes of approximately 20%. By reportable segment, AM&S revenues increased 24.6%, P&D revenues increased 1.1%, EMP revenues increased 33.5%, and RFOC revenues increased 32.9%.
Our first half 2026 gross margin reached 31.2% of total revenues, representing an increase of 290 basis points compared to the first half of 2025 mainly due to lower unused capacity charges and a more favorable product mix, partially offset by negative currency effect and sales price. Gross margin was negatively impacted by $25 million purchase price allocation effects ("PPA effects) resulting from the acquisition of MEMS sensor business and by $80 million restructuring charges resulting from the execution of the Group-wide program aimed at reshaping our manufacturing footprint.
Combined Selling, General and Administrative expenses ("SG&A") and R&D expenses increased to $1,854 million for the first half of 2026, compared to $1,705 million in the first half of 2025, mainly due to negative currency effect and cost of labor. Combined R&D and SG&A expenses included in the first half of 2026 $26 million related to the purchase price allocation effects from the acquisition of MEMS sensor business, partially offset by lower discretionary expenses.
In the first half of 2026, other income and expenses decreased to a net income of $49 million, compared to a net income of $197 million in the first half of 2025, mainly due to lower foreign exchange gain, including gains on foreign exchange derivative instruments, and higher start-up costs.
Operating income in the first half of 2026 was $248 million compared to an operating loss of $15 million in the first half of 2025, reflecting higher revenues, higher levels of profitability and lower impairment charges. Operating income (loss) included impairment, restructuring charges and other related closure costs related to our worldwide program to reshape our manufacturing footprint and resize our cost base totaling $129 million and $198 million in the first half of 2026 and 2025, respectively.
Combined finance income and finance costs resulted in a net cost of $364 million in the first half of 2026, compared to a net gain of $73 million in the first half of 2025. The first half of 2026 amount includes an unrealized loss of $419 million for the change in fair value of the embedded non-equity derivative instruments of outstanding convertible debt issued in 2020 ("the 2020 Senior Unsecured Convertible Bonds"), compared to a net loss of $9 million in the first half of 2025. Combined finance income and finance costs also included in the first half of 2026 a $49 million net unrealized gain from the change in fair value of the non-equity derivative instruments embedded in our convertible bonds issued in June 2026 ("the 2026 Senior Unsecured Convertible Bonds").
Our net loss attributable to the equity holders of the parent company amounted to $171 million for the first half of 2026, equivalent to an Earnings Per Share of -$0.19, compared to net profit attributable to the equity holders of the parent company of $46 million, equivalent to a Diluted Earnings per Share of $0.05 for the first half of 2025.
Our Free Cash Flow, a non-Generally Accepted Accounting Principles (“non-GAAP”) measure, was negative at $648 million in the first half of 2026, after the cash-out of $895 million related to the acquisition of MEMS sensor business, compared to a negative Free Cash Flow of $122 million in the first half of 2025.
2.2.    Segment information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
As of June 27, 2026, the Group's reportable segments, within each product group, are as follows:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
–Analog products, MEMS and Sensors (“AM&S”), comprised of analog products, MEMS sensors and actuators, and optical sensing solutions.
–Power and discrete products (“P&D”), comprised of discrete and power transistor products.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 11

•In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
–Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
–RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, operating earnings of other products as well as the effects of purchase price allocation in case of business acquisitions.
Please refer to Note 3.6.6 of the Semi Annual Financial Statements for further information.
2.3.    Liquidity and financial position
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first half of 2026, our net cash and cash equivalents increased by $259 million. The components of our net cash variation and the comparable period are set forth below:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Net cash from operating activities	1,247	1,126
Net cash used in investing activities	(2,748)	(1,297)
Net cash from (used in) financing activities	1,767	(502)
Effect of changes in exchange rates	(7)	7
Net cash increase (decrease)	259	(666)
Net cash from operating activities
Net cash from operating activities is the sum of (i) net profit (loss) adjusted for non-cash items and (ii) changes in net working capital. Net cash from operating activities for the first half of 2026 was $1,247 million, increasing compared to $1,126 million in the first half of 2025, mainly due to higher levels of profitability adjusted for non-cash items.
Net cash used in investing activities
Investing activities used $2,748 million of cash in the first half of 2026, increasing compared to $1,297 million cash used in the first half of 2025, mainly due to (i) the $895 million cash outflows for the acquisition of the MEMS sensor business; and (ii) higher investments in short-term deposits, which totaled $700 million compared to $200 million in the prior-year period, partially offset by lower capital expenditures, net of capital grants and other contributions, and proceeds from sale of tangible assets, which totaled $798 million compared to $1,020 million in the prior-year period.
Net cash from (used in) financing activities
Net cash from financing activities was $1,767 million for the first half of 2026, compared to net cash used of $502 million in the first half of 2025, and consisted mainly of $1,490 million net proceeds from the issuance of convertible bonds, $590 million proceeds from interest-bearing loans and borrowings, $146 million of dividends paid to stockholders and $132 million repayment of interest-bearing loans and borrowings.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 12

Net Capex and Free cash flow (non-GAAP measures)
We present Net Capex as a non-GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-GAAP measure).
Net Capex, a non-GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Payment for purchase of tangible assets	(1,002)	(1,162)
Proceeds from capital grants and other contributions	201	136
Proceeds from sale of tangible assets	3	6
Advances from capital grants allocated to property, plant and equipment	27	24
Net Capex (non-GAAP measure)	(771)	(996)
We also present Free Cash Flow, which is a non-GAAP measure, defined as (i) net cash from operating activities plus, (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our U.S. GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Net cash from operating activities as reported under IFRS	1,247	1,126
Excluding U.S. GAAP/IFRS presentation differences:
Payment for withholding tax on vested shares	7	3
Payment for operating lease liabilities	(30)	(32)
Net cash from operating activities adjusted under IFRS	1,224	1,097
Net Capex (non-GAAP measure)	(771)	(996)
Payment for purchase of intangible assets, net of proceeds from sale	(236)	(223)
Proceeds from (payment for) financial assets	30	—
Payment for business acquisitions, net of cash acquired	(895)	—
Free Cash Flow (non-GAAP measure)	(648)	(122)

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 13

Our Free Cash Flow was negative at $648 million for the first half of 2026, primarily due to the cash-out of $895 million related to the acquisition of MEMS sensor business, compared to negative Free Cash Flow of $122 million for the first half of 2025.
Net Financial Position and Adjusted Net Financial Position (non-GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and quoted debt securities held as marketable securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are non-GAAP measures but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and quoted debt securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position are derived from our U.S. GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Cash and cash equivalents	3,096	2,837
Short-term deposits	1,800	1,100
Government bonds issued by the U.S. Treasury	1,136	985
Total liquidity	6,032	4,922
Funding program loans from European Investment Bank ("EIB")	(1,558)	(1,109)
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”)	(132)	(170)
Tranche B of the 2020 Senior Unsecured Convertible Bonds	(750)	(728)
Dual tranche 2026 Senior Unsecured Convertible Bonds	(1,141)	—
Other funding programs loans	(1)	(3)
Total financial debt, as reported under IFRS	(3,582)	(2,010)
Difference in 2020 Senior Unsecured Convertible Bonds amortized cost	—	(21)
Difference in dual tranche 2026 Senior Unsecured Convertible Bonds amortized cost	(349)	—
Difference in the presentation of finance leases	(94)	(102)
Total U.S. GAAP/IFRS differences	(443)	(123)
Total financial debt, as reported under U.S. GAAP	(4,025)	(2,133)
Net Financial Position (non-GAAP measure)	2,007	2,789
Advances from capital grants	(306)	(333)
Adjusted Net Financial Position (non-GAAP measure)	1,701	2,456
Our Net Financial Position as of June 27, 2026 was a net cash position of $2,007 million, decreasing compared to the net cash position of $2,789 million as of December 31, 2025.
Cash and cash equivalents amounted to $3,096 million as of June 27, 2026.
Short-term deposits amounted to $1,800 million as of June 27, 2026 and consisted of available liquidity with maturity over three months and below one year.
Quoted debt securities amounted to $1,136 million and consisted of U.S. Treasury Bonds measured at fair value through OCI.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 14

As of June 27, 2026, our financial debt as reported under IFRS was $3,582 million, composed of (i) $1,022 million of current portion of interest-bearing loans and borrowings and (ii) $2,560 million of long-term debt. The breakdown of our total financial debt included: (i) $1,141 million in our dual tranche Senior Unsecured Convertible Bonds issued in June 2026, (ii) $750 million in Tranche B of the senior unsecured convertible bonds issued in 2020, (iii) $1,558 million in European Investment Bank loans (the “EIB loans”), (iv) $132 million in the Cassa Depositi e Prestiti SpA loans (the "CDP SpA loans") and (v) $1 million in loans from other programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $171 million was outstanding as of June 27, 2026. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $303 million outstanding as of June 27, 2026. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S dollars, representing $514 million outstanding as of June 27, 2026.
The CDP SpA loans are comprised of two long-term credit facilities. The first one, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $28 million were outstanding as of June 27, 2026. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $104 million were outstanding as of June 27, 2026.
On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). Tranche A bonds were fully settled in cash in 2025, after the bonds reaching the maturity date with conversion options being out-of-the-money. The conversion price was $43.62 on Tranche A and is $45.10 on Tranche B. The Tranche B Bonds are convertible by the bondholders if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or a full-share conversion as an alternative settlement. Tranche B debt components amounted to $750 million as of June 27, 2026, following our release of the early redemption notice in June 2026, which forced conversion from the bondholders. The full settlement of Tranche B is expected to occur on a net-share basis in the second half of 2026.
On June 23, 2026, we issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), with original maturity in 2031 and 2033, respectively. Tranche A bonds were issued at par as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.625% per annum nominal interest, payable semi-annually. The conversion price at issuance was $119.98 for Tranche A, equivalent to a 55.0% conversion premium, and $121.92 for Tranche B, equivalent to a 57.5% conversion premium. These conversion features correspond to an equivalent of 1,667 shares per each Tranche A bond with a $200,000 par value and an equivalent of 1,640 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,490 million, after deducting issuance costs paid by the Group.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $1,191 million as of June 27, 2026.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): BBB+ with negative outlook; Moody’s Investors Service (“Moody’s”): Baa1 with stable outlook.
2.4.    Business and financial outlook
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2026, we now plan to invest an amount of Net Capex (non-U.S. GAAP) in the high end of the $2.0 to $2.2 billion range communicated in January, reflecting accelerated investments in selected growth drivers, including Cloud Optical Interconnect.
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 15

•in Crolles, France, 300mm wafer fab evolution for digital and Cloud Optical Interconnect;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal and smart power HCMOS;
•Capital investments in back-end facilities, which in 2026 will be largely focused on: (i) capacity growth on certain package families, (ii) the next generation of Panel-Level Packaging (PLP) technology through a pilot line in Tours, France, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
2.5.Other developments
•On June 16, 2026, we announced the launch and pricing of a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of the Company, to be issued in two tranches of $750 million each, with maturities of 5 and 7 years, respectively; that the terms of the bonds contain customary provisions that will allow us to satisfy conversion rights with a combination of cash and shares, or with cash or shares only, including, unless we elect otherwise, by way of net share settlement; and, that we expect to use the net proceeds from the offering for general corporate purposes, including the early redemption of our outstanding $750 million Zero Coupon Convertible Bonds due 2027. We also announced our intention to early redeem our outstanding $750 million Zero Coupon Convertible Bonds due 2027 through the payment of cash for the principal amount and the residual consideration through the delivery of treasury shares.
•On June 2, 2026, we announced that in light of continued strong AI infrastructure-led demand, and based on our recent progress made on capacity ramp-up, we were raising our revenue ambition for Data Centers, and that Data Center revenues are expected at about $1 billion in 2026 (compared to “nicely above $500 million” expected previously), and assuming the current dynamic continues and with the current engagements we have, revenues could double in 2027 (compared to “well above $1 billion” expected previously). On July 23, driven by continued strong demand in AI datacenters, we further raised our revenue ambition for datacenters. Revenues are now expected above $1 billion in 2026 and, assuming the current dynamic continues and with the current engagements we have, well above $2 billion in 2027
•On May 27, we announced the statement of the Supervisory Board that they appointed Mr. Armando Varricchio as the Chairman and Mr. Nicolas Dufourcq as the Vice-Chairman of the Supervisory Board.
•On May 27, we held our AGM, in Amsterdam, the Netherlands. The proposed resolutions, all approved by the Shareholders were:
–The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets on March 26, 2026;

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 16

–The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2026 and first quarter of 2027 to shareholders of record in the month of each quarterly payment;
–The reappointment of Mr. Frédéric Sanchez, as member of the Supervisory Board, for a three-year term expiring at the end of the 2029 AGM;
–The approval of the stock-based portion of the compensation of the President and CEO;
–The approval of the stock-based portion of the compensation of the Chief Financial Officer;
–The authorization to the Managing Board, until the conclusion of the 2027 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
–The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2027 AGM;
–The discharge of the member of the Managing Board; and
–The discharge of the members of the Supervisory Board.
2.6.    Related party transactions
Please refer to Note 3.6.25 of the Semi Annual Financial Statements.
2.7.    Financial risk management
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and its ongoing investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See Note 3.6.10.4 of the Semi Annual Financial Statements for further information.
Financial risk management is carried out by our central treasury department (“Corporate Treasury”). Additionally, a treasury committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with our subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity.
The majority of our cash and cash equivalents are held in U.S. dollars and Euros and placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.
The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with our annual consolidated financial statements as of December 31, 2025. There have been no changes in the risk management department or in any risk management policies during the first half of 2026.
Foreign exchange risk
We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 17

Cash flow and fair value interest rate risk
Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.
Price risk
As part of its on-going investing activities, we may be exposed to quoted security price risk for investments measured at fair value, as described in Note 3.6.10.
In December 2024, the Group participated to the IPO of Innoscience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. As quoted equity securities, Innoscience shares are measured at Fair Value through profit and loss ("FVPL"), with a $26 million unrealized loss recorded in the first half of 2026. Total unrealized gain recorded since inception amounts to $50 million.
In May 2026, Credo Technology Inc. ("Credo") completed the acquisition of DustPhotonics, with the transaction settled through a combination of cash, Credo shares and contingent consideration. The Group held a 4.35% equity stake in DustPhotonics. Upon acquisition of DustPhotonics by Credo, the Group received $31 million in cash, and 37,250 Credo shares valued at $4 million. As a quoted equity securities, Credo shares are measured at FVPL, with a $5 million unrealized gain recorded in the first half of 2026.
The measurement for accounting purposes of the embedded derivative instruments of the senior unsecured convertible bonds issued on August 4, 2020 and on June 23, 2026 is dependent on various factors including the performance of STMicroelectronics ordinary shares.
Embedded derivatives in 2020 Senior Unsecured Convertible Bonds
With respect to the valuation of the embedded conversion option of the 2020 Senior Unsecured Convertible Bonds (Tranche B) as of June 27, 2026, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded derivative instrument would increase by $118 million (first half of 2025: increase of $20 million). With respect to the valuation of the embedded conversion option of the 2020 Senior Unsecured Convertible Bonds (Tranche B) as of June 27, 2026, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, decreased by 10%, the value of the embedded derivative instrument would decrease by $119 million (first half of 2025: decrease of $16 million).
Embedded derivatives in 2026 Senior Unsecured Convertible Bonds
With respect to the valuation of the embedded conversion option of dual tranche 2026 Senior Unsecured Convertible Bonds as of June 27, 2026, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded derivative instruments would increase by $58 million. With respect to the valuation of the embedded conversion option of dual tranche 2026 Senior Unsecured Convertible Bonds as of June 27, 2026, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, decreased by 10%, the value of the embedded derivative instruments would decrease by $56 million.
Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 3.6.10.5.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, measured at Fair Value through Other Comprehensive Income ("FVOCI") and at FVPL, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

We select banks and/or financial institutions that operate with us based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 18

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.
Liquidity risk
Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain an adequate cash position and a low debt-to-equity ratio which ensures adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash generated from operating activities.
Management monitors rolling forecasts of our liquidity reserve based on expected cash flows.
2.8.    Business risk information
Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.
Below is a list of the main risk factors we believe are related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of our management to predict the future of our Group:
•Changes in global trade policies, including the continuation and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;
•Customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 19

•The impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
2.9.    Auditor’s involvement
The Interim Condensed Consolidated Financial Statements and Interim Report of the Managing Board have not been audited or reviewed by an external auditor.
This report of the Managing Board is dated August 19, 2026.

STMicroelectronics Semi Annual Report 2026	Report of the Managing Board 20

3.Interim condensed consolidated financial statements (“Semi Annual Financial Statements”)
The Semi Annual Financial Statements of the Group for the six-months period ended June 27, 2026, as presented by the Managing Board, have not been audited or reviewed by an external auditor.
3.1. Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of U.S. dollars, except per share amounts	Notes	June 27, 2026	June 28, 2025
Sales		6,570	5,257
Other revenues		12	26
Total revenues	3.6.5	6,582	5,283
Cost of sales	3.6.20	(4,529)	(3,790)
Gross profit		2,053	1,493
Selling, general and administrative expenses	3.6.20	(947)	(851)
Research and development expenses	3.6.20	(907)	(854)
Other income	3.6.21.1	127	233
Other expenses	3.6.21.2	(78)	(36)
Operating profit (loss)		248	(15)
Finance income	3.6.22.1	134	137
Finance costs	3.6.22.2	(498)	(64)
Profit (loss) before income tax		(116)	58
Income tax expense	3.6.23	(46)	(7)
Net profit (loss)		(162)	51
Attributable to:
The equity holders of the parent		(171)	46
Noncontrolling interest		9	5
Net profit (loss)		(162)	51
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.24	(0.19)	0.05
Earnings per share (Diluted)	3.6.24	(0.19)	0.05
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 21

3.2.    Consolidated statement of comprehensive income

		(unaudited)
		Six-month period ended
In millions of U.S. dollars	Notes	June 27, 2026	June 28, 2025
Net profit (loss)		(162)	51

Other comprehensive income ("OCI"), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		14	11
Income tax effect		1	(1)
Re-measurements of employee benefit obligations, net of tax		15	10
Changes in fair value of derecognized unquoted equity securities at FVOCI	3.6.10	28	—
Income tax effect		—	—
Net changes in Fair value of debt instruments at FVOCI	3.6.10	28
Total items that will not be reclassified to profit or loss		43	10

Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(136)	502
Cash flow hedges	3.6.10	(59)	187
Income tax effect		9	(24)
Net movement on cash flow hedges		(50)	163
Changes in fair value of debt instruments at FVOCI	3.6.10	(7)	13
Income tax effect		1	(2)
Net changes in fair value of debt instruments at FVOCI	3.6.10	(6)	11
Total items that may be subsequently reclassified to profit or loss		(192)	676
Other comprehensive income (loss), net of tax		(149)	686

Total comprehensive income (loss), net of tax		(311)	737

Attributable to:
The equity holders of the parent		(320)	731
Noncontrolling interest		9	6
Total comprehensive income (loss), net of tax		(311)	737
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 22

3.3.    Consolidated statement of financial position

		(unaudited)	(audited)
In millions of U.S. dollars	Notes	June 27, 2026	December 31, 2025
Non-current assets
Property, plant and equipment	3.6.7	10,895	11,062
Goodwill	3.6.9	687	297
Intangible assets	3.6.7	2,091	1,596
Other non-current financial assets	3.6.10.1	184	190
Deferred tax assets		353	303
Other non-current assets	3.6.11	1,353	1,218
Total non-current assets		15,563	14,666
Current assets
Inventories	3.6.13	3,186	3,131
Trade accounts receivable		2,067	1,745
Other current financial assets	3.6.10.1	1,168	1,061
Other receivables and assets	3.6.14	1,378	1,392
Short-term deposits	3.6.10.1	1,800	1,100
Cash and cash equivalents	3.6.15	3,096	2,837
Total current assets		12,695	11,266
Total assets		28,258	25,932
Equity
Equity attributable to the equity holders of the parent		18,361	18,877
Noncontrolling interest		406	397
Total equity	3.6.16	18,767	19,274
Non-current liabilities
Interest-bearing loans and borrowings	3.6.10.3	2,560	1,032
Other non-current financial liabilities	3.6.10.2	567	241
Employee benefits		561	551
Deferred tax liabilities		149	155
Other non-current liabilities	3.6.17	624	576
Total non-current liabilities		4,461	2,555
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.10.3	1,022	978
Trade accounts payable		1,774	1,487
Other payables and accrued liabilities	3.6.18	665	506
Employee benefits – current portion		884	923
Provisions	3.6.19	40	38
Other current financial liabilities	3.6.10.2	583	134
Income tax payable		62	37
Total current liabilities		5,030	4,103
Total equity and liabilities		28,258	25,932
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 23

3.4.    Consolidated statement of changes in equity
For the six-month period ended June 27, 2026:

In millions of U.S. dollars	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interest	Total equity
As of January 1, 2026		1,157	2,283	(637)	3,001	13,073	18,877	397	19,274
Net profit (loss)		—	—	—		(171)	(171)	9	(162)
Other comprehensive income, net of tax		—	—	—	(149)	—	(149)	—	(149)
Total comprehensive income (loss)		—	—	—	(149)	(171)	(320)	9	(311)
Transfer of cash flow hedge reserve to inventories		—	—	—	(2)	—	(2)	—	(2)
Issuance of equity warrants		—	—	—	6	—	6	—	6
Employee share award scheme, net of tax		—	—	131	122	(131)	122	—	122
Dividends		—	—	—	—	(322)	(322)	—	(322)
As of June 27, 2026 (unaudited)	3.6.16	1,157	2,283	(506)	2,978	12,449	18,361	406	18,767
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 24

For the six-month period ended June 28, 2025:

In millions of U.S. dollars	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As of January 1, 2025	1,157	2,283	(491)	2,169	13,317	18,435	230	18,665
Net profit	—	—	—	—	46	46	5	51
Other comprehensive income, net of tax	—	—	—	685	—	685	1	686
Total comprehensive income	—	—	—	685	46	731	6	737
Transfer of cash flow hedge reserve to inventories	—	—	—	(17)	—	(17)	—	(17)
Repurchase of common stock	—	—	(184)	—	—	(184)	—	(184)
Employee share award scheme, net of tax	—	—	185	94	(185)	94	—	94
Dividends	—	—	—	—	(322)	(322)	—	(322)
As of June 28, 2025 (unaudited)	1,157	2,283	(490)	2,931	12,856	18,737	236	18,973
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 25

3.5.    Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of U.S. dollars	Note	June 27, 2026	June 28, 2025
Cash flows from operating activities
Net profit (loss)		(162)	51
Items to reconcile net profit and cash flows from operating activities:
Depreciation and amortization	3.6.7	1,085	1,034
Interest and amortization of issuance costs on convertible bonds	3.6.22	22	13
Issuance of equity warrants		6	—
Change in fair value of embedded non-equity derivative instruments	3.6.10.5	370	9
(Gain) loss on financial instruments, net	3.6.22	21	(6)
Share-based compensation	3.6.20	86	99
Other non-cash items		(48)	(200)
Deferred income tax	3.6.23	11	(96)
Impairment losses and write-off charges	3.6.7	26	158
Changes in net working capital:
Movement of trade receivables, net		(327)	406
Movement of inventories, net	3.6.13	(45)	(312)
Movement of trade payables		255	66
Movement of other assets and liabilities, net		(50)	(64)
Interests paid		(27)	(36)
Interests received		63	44
Income tax paid	3.6.23	(39)	(40)
Net cash from operating activities		1,247	1,126
Cash flows used in investing activities
Payment for purchase of tangible assets	3.6.7	(1,002)	(1,162)
Proceeds from capital grants and other contributions		201	136
Proceeds from sale of tangible assets	3.6.7	3	6
Payment for purchase of marketable securities	3.6.10.1	(299)	(54)
Proceeds from matured marketable securities	3.6.10.1	150	200
Net proceeds from (investments in) short-term deposits	3.6.10.1	(700)	(200)
Payment for purchase of intangible assets	3.6.7	(236)	(223)
Payment for purchase of financial assets	3.6.10.1	(18)	—
Proceeds from financial assets	3.6.10.1	48	—
Payment for business acquisitions, net of cash acquired	3.6.8	(895)	—
Net cash used in investing activities		(2,748)	(1,297)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowings	3.6.10.3	590	—
Net proceeds from issuance of convertible bonds	3.6.10.3	1,490	—
Repayment of interest-bearing loans and borrowings	3.6.10.3	(132)	(122)
Payment of lease liabilities	3.6.10.3	(34)	(43)
Repurchase of ordinary shares	3.6.16.3	—	(184)
Dividends paid to equity holders of the parent Company	3.6.16.5	(146)	(153)
Other financing activities		(1)	—
Net cash from (used in) financing activities		1,767	(502)
Effect of changes in exchange rates		(7)	7
Net cash increase (decrease)		259	(666)
Cash and cash equivalents at beginning of the period		2,837	2,282
Cash and cash equivalents at end of the period	3.6.15	3,096	1,616
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 26

3.6.    Notes to the consolidated financial statements
3.6.1.    Corporate information
The Company with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.
The Group is a global semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and general purpose components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.
The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana.
These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 19, 2026.
3.6.2.    Basis of preparation
These unaudited Semi Annual Financial Statements for the six-months period ended June 27, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU.
The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the EU, filed with the Dutch Authority for the Financial Markets on March 26, 2026 and adopted by our AGM on May 27, 2026.
3.6.3.    Significant accounting policies
The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2025. In addition to the Annual improvements Volume 11 (issued on July 18, 2024), the following amended standards were effective and adopted on January 1, 2026, with no material effect on the Group’s consolidated financial statements:
Amendments to the Classification and Measurement of Financial instruments (IFRS 9 and IFRS 7): the amendments clarify that a financial liability is derecognized on the settlement date, which is when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features. Additional disclosures are required under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments also clarify the treatment of non-recourse assets and contractually linked instruments.
Amendments to IFRS 9 and IFRS 7 related to Contracts Referencing Nature-dependent Electricity: the amendments are aimed to help entities to better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements ("PPA"), in the light of the increased use of these contracts. The IASB has made targeted amendments to IFRS 9 and IFRS 7, which includes:
•clarifying the application of the "own use" requirements;
•permitting hedge accounting if these contracts are used as hedging instruments; and

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 27

•adding new disclosures requirements to enable investors to understand the effect of these contracts on the entity's financial performance and cash flows.

Standards and amended standards issued but not yet effective up to the date of issuance of these unaudited Semi Annual Financial Statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt the new or amended guidance when effective.
IFRS 18, Presentation and Disclosure in Financial Statements: the IASB issued in April 2024 a new standard to enhance comparability and transparency when entities report economic performance. IFRS 18 focuses on the statement of profit or loss and introduces key new concepts which relate to: the structure of the statement of profit or loss; new disclosures for certain performance measures (management-defined performance measures); enhanced principles on aggregation and disaggregation which apply to the primary financial statements and related notes. IFRS 18 is intended to replace IAS 1, while many of IAS 1 principles are retained, with limited changes. IFRS 18 was endorsed by the EU in February 2026. The new standard is effective for annual and interim periods starting January 1, 2027, including comparative information. The Group is currently finalizing the assessment of the impact of IFRS 18, primarily on its consolidated income statement by preparing 2026 comparative period according to IFRS 18 requirements.
The following new standards and amended standards have not been endorsed by the EU yet but are not expected to have a material impact on the accounting policies, financial position or performance of the Group:
•Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency.
•IFRS 19, Subsidiaries without Public Accountability: Disclosures, including amendments issued in August 2025.
•Amendments to the Fair Value Option in IAS 28, Investments in Associates and Joint Ventures.
•IFRS 20, Regulatory Assets and Regulatory Liabilities.
3.6.4.    Critical accounting estimates and judgments
In preparing these unaudited Semi Annual Financial Statements, management has made estimates and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. Actual results may differ from those estimates.
Estimates and assumptions used in these unaudited Semi Annual Financial Statements are consistent with those applied in the preparation of the Group’s audited annual financial statements for the year ended December 31, 2025. The Group operated in the first half of 2026 with solid fundamentals and a strong capital structure, despite recent macroeconomic factors such as inflationary trends or geopolitical uncertainties, including tariffs, volatility in exchange rates and prices, trade tensions, shifting global trade patterns and geopolitical risks and uncertainties from military conflicts, as well as sustainability and climate change specific risks, which may directly or indirectly impact the Group’s forward-looking growth and financial outlook. There are no conditions and events which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations and other conditions and events, if any.
These uncertainties arisen from current business conditions have been factored, when relevant, in the critical accounting estimates and judgments made in preparing these unaudited Semi Annual Financial Statements, on the basis of all known facts and circumstances and reasonable and supportable forecast of future conditions. However, the impact on future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios.
No events or changes in circumstances have indicated in the first half of 2026 that the carrying amount of major tangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate. The Group also reviewed the recoverability of its tangible and intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $12 million in the first half of 2026. Refer to Note 3.6.7 for further details on amounts capitalized, amortized and impaired during the period.
There is no major contingency to be reported as of June 27, 2026. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as of June 27, 2026.
These assessments are highly dependent on the evolution of global market trends and are closely monitored.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 28

3.6.5.    Revenues
3.6.5.1.    Nature of goods and services
The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Group generates its revenues are described in Note 3.6.6.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.
While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.
3.6.5.2.    Revenue recognition and disaggregation
The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
In 2026 and 2025, the Group had several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Group to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 3.6.17 and Note 3.6.18.
The payment terms typically range between 30 and 90 days.
The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 29

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Total revenues by geographical region of shipment(1)
Europe, Middle East, Africa ("EMEA")	1,506	1,123
Americas	936	905
Asia Pacific	4,140	3,255
Total revenues	6,582	5,283

Total revenues by nature
Revenues from sale of products	6,446	5,202
Revenues from sale of services	124	55
Other revenues	12	26
Total revenues	6,582	5,283

Total revenues by market channel(2)
OEM	4,688	3,784
Distribution	1,894	1,499
Total revenues	6,582	5,283
(1)Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Group, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Group provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Group engages to distribute its products around the world.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 30

3.6.6.    Segment information
As of June 27, 2026, the Group’s reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Total revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses, and a part of R&D expenses. In compliance with the Group’s internal policies certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
The following tables present the Group’s consolidated total revenues and consolidated operating profit (loss) by reportable segment.
Total revenues by reportable segment:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
AM&S	2,744	2,202
P&D	853	844
EMP	2,122	1,589
RFOC	854	642
Total revenues of reportable segments	6,573	5,277
Others	9	6
Consolidated total revenues	6,582	5,283

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 31

Operating profit (loss) by reportable segment:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
AM&S	305	167
P&D	(183)	(83)
EMP	390	179
RFOC	155	103
Sub-total operating profit of reportable segments	667	366
Impairment, restructuring charges and other related phase-out costs	(129)	(198)
Start-up costs	(30)	(6)
PPA effects of MEMS sensor business acquisition	(54)	—
Unused capacity charges	(106)	(226)
Other unallocated manufacturing results	(47)	(70)
Gain on sale of non-current assets	—	4
Strategic and other R&D programs and other non-allocated provisions(1)	(44)	3
Cancellation fees on committed equipment purchases	—	(3)
IFRS/U.S. GAAP Adjustments(2):
Net impact of capitalized development costs	72	42
Derivative instruments not designated as hedge instruments under IFRS	(33)	86
IFRIC 21 adjustment on levies	(8)	(8)
Employee benefits adjustments	(40)	(2)
Asset acquisition tax incentives	(3)	(6)
IFRS 16 adjustment on lease expenses	3	3
Total operating profit (loss)	248	(15)
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
(2)The operating profit allocated by operating segment as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the CODM monitors the operating performance of each segment.
The Group does not disclose any information regarding assets or non-cash expenses, including depreciation and amortization, for its reportable segments. Such information is not reviewed by the CODM to assess segment performance or to make decisions about resources to be allocated to each segment.
3.6.7.    Property, plant and equipment, and intangible assets
Changes in the net carrying amount of property, plant and equipment, and intangible assets are detailed as follows:

In millions of U.S. dollars	Property, plant and equipment	Intangible assets
Net book value as of January 1, 2026	11,062	1,596
Additions	1,074	238
MEMS sensor business acquisition	30	437
Capital grants and other contributions	(199)	—
Impairment / Write-Offs	(14)	(12)
Depreciation and amortization	(920)	(165)
Foreign currency translation	(138)	(3)
Net book value as of June 27, 2026 (unaudited)	10,895	2,091

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 32

In 2023, the Group signed a frame agreement with the European, French and Italian authorities for a public funding program associated with the capacity expansion in some of its manufacturing facilities in France and Italy.

Capital investment funding totaled $199 million during the six-month period ending June 27, 2026 (first half 2025: $86m) and were accounted for as a reduction of the gross value of the related tangible assets.

As described in Note 3.6.8, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $30 million in property, plant and equipment and $437 million in intangible assets, excluding goodwill ($165 million in purchased technologies & licenses, $265 million in customer relationships and $7 million in other intangible assets) depreciated over 14 years, 17 years and 6 years respectively. The corresponding amortization expense totaled $12 million, of which $1 million recorded on the line cost of sales, $5 million recorded on the line research and development expenses and $6 million on the line selling, general and administrative expenses, of the consolidated income statement for the first half of 2026.
In 2023, the Group and Sanan Optoelectronics jointly created Sanan STMicroelectronics Co., Ltd. (“SST JV”). SST JV was fully consolidated as of June 27, 2026 and December 31, 2025. As of June 27, 2026, and December 31, 2025, a total amount of $479 million and $433 million respectively, was included in the line "Property, plant and equipment" of the consolidated statement of financial position from Sanan ST JV consolidation.
The impairment and write-offs for the first half of 2026 amounted to $26 million (first half 2025: $158 million), of which $12 million impairment losses on capitalized development costs related to certain businesses projects that were cancelled or for which capitalization criteria were no longer met.
Property, plant and equipment include lease right-of-use assets. Refer to Note 3.6.12 for more details on leases.
3.6.8.    Business Combinations
On February 2, 2026, the Group completed the acquisition of MEMS sensor business from NXP Semiconductors (“NXP”). The acquisition expands ST’s global sensors capabilities and strengthens its position in automotive safety while broadening its presence across automotive non-safety and industrial end markets. The transaction has been accounted for as a business combination, and the activities of the acquired business are included in the Analog, MEMS and Sensors (AM&S) reportable segment.
The purchase price of $936 million, which consists of a cash component and a contingent consideration, is described below:

Purchase price at acquisition date
Cash consideration	900
Closing adjustments	(5)
Contingent consideration	41
Total purchase consideration	936
As of the acquisition date, the total consideration transferred to NXP in relation to the acquisition of its MEMS sensor business consisted of cash consideration amounting to $895 million, net of closing adjustments, paid in the first half of 2026, and a contingent consideration of $41 million. The fair value of the consideration transferred was determined by the Group with the assistance of a third-party valuation expert as part of the preliminary purchase price allocation. The contingent consideration is structured in the form of an earn-out payment contingent upon the successful completion of a certain technology process transfer and was measured at fair value using a scenario-based, probability-weighted approach, discounted to present value using a U.S. dollar denominated cost of debt.
In connection with the acquisition, the Group incurred deal-related costs of $14 million, which were expensed as incurred and included in the line “Selling, general and administrative expenses” in the consolidated income statement for the first half of 2026.
As of June 27, 2026, the purchase price allocation of the business combination was subject to finalization. The preliminary allocation of the $936 million consideration on identifiable assets acquired and liabilities assumed, at acquisition date, was as follows:

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 33

Fair value recognized at acquisition date
Inventory	74
Property, plant & equipment	30
Customer relationships	265
Technology & licenses	165
Reacquired rights	7
Total assets acquired (excluding goodwill)	541
Employee-related liabilities	1
Total liabilities assumed	1
Goodwill	396
Total net assets acquired (including goodwill)	936

The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period.
The goodwill arising from the acquisition is primarily attributable to the expected future growth potential of the acquired sensors portfolio, and the assembled workforce.
Pro forma revenue and earnings have not been presented as the historical and pro forma results of the NXP MEMS sensor business are not material in relation to the Group's consolidated financial statements for the periods presented.
3.6.9.    Goodwill
Goodwill allocated to operating segments and changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	AM&S	P&D	EMP	RFOC	Total
As of January 1, 2026	1	81	103	112	297
MEMS sensor business acquisition	396	—	—	—	396
Foreign currency translation	1	(3)	(2)	(2)	(6)
As of June 27, 2026 (unaudited)	398	78	101	110	687

As described in Note 3.6.8, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $396 million goodwill, fully allocated to the AM&S reportable segment, since the main components of goodwill are expected to contribute to AM&S activities and corresponding lines of business.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 34

3.6.10.    Other financial assets and financial liabilities
3.6.10.1.    Other financial assets

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI	1,136	985
Unquoted equity securities at FVOCI	34	25
Quoted equity securities at FVPL	120	137
Other financial assets at FVPL	30	28
Total other financial assets	1,320	1,175
Current	1,136	985
Non-current	184	190
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	13	45
Currency collars	—	5
Derivatives not designated as hedges
Foreign exchange forward contracts	19	25
Currency collars	—	1
Total derivatives financial instruments	32	76
Current	32	76
Non-current	—	—
Total other financial assets (including derivatives)	1,352	1,251
Total current	1,168	1,061
Total non-current	184	190

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 35

Movements in other financial assets (excluding derivatives) recorded in the first half of 2026 are summarized as follows:

In millions of U.S. dollars	January 1, 2026	Change in fair value included in OCI	Change in fair value included in income statement	Increase	Sale / Settlement	Accretion	(unaudited) June 27, 2026
U.S. Treasury debt securities	985	(7)	—	299	(150)	9	1,136
Quoted equity instruments at FVPL	137	—	(21)	4	—	—	120
Sub-total Quoted debt and equity securities	1,122	(7)	(21)	303	(150)	9	1,256
Unquoted equity securities at FVOCI still held at reporting date	15	—	—	19		—	34
Derecognized unquoted equity securities at FVOCI	10	28	—	—	(38)	—	—
Other financial assets at FVPL	28	—	—	2	—	—	30
Total other financial assets (excluding derivatives)	1,175	21	(21)	324	(188)	9	1,320
Investments held in debt securities
As of June 27, 2026, the Group held $1,136 million of U.S. Treasury debt securities. The debt securities have an average rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively and an average maturity of 3.17 years. The debt securities were reported as current assets on the line “Other current financial assets” on the consolidated statement of financial position as of June 27, 2026, since they represented investments of funds available for current operations.
Debt securities totaling $650 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Group, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Group retains effective control on the transferred securities.
The Group applies a forward-looking expected credit loss ("ECL") approach on all debt financial assets not held at FVPL. For debt securities at FVOCI, the ECL is based on a 12-month expected credit loss basis. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. Since the Group’s quoted debt instruments at FVOCI comprise solely U.S. Treasury debt securities, the Group has considered that the ECLs on these investments are insignificant.
Investments held in equity securities
As of June 27, 2026, the Group also had investments in quoted equity securities for an aggregate value of $120 million, measured at FVPL (December 31, 2025: $137 million).

In December 2024, the Group participated to the initial purchase offering of Innoscience (Suzhou), which is listed on the main board of the Hong Kong Stock Exchange. The Group acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through profit and loss. The change in fair value amounted to a $26 million unrealized loss in the first half of 2026, reported on the line "Finance costs" of the consolidated income statement.

In May 2026, Credo Technology Inc. ("Credo") completed the acquisition of DustPhotonics for a total consideration of $1.2 billion, of which $0.8 billion settled in cash, $0.1 billion settled in Credo shares and $0.3 billion as contingent consideration. The Group held a 4.35% equity stake in DustPhotonics reported as unquoted equity securities at FVOCI. Upon acquisition of DustPhotonics by Credo, the Group received $31 million in cash and 37,250 Credo shares valued at $4 million. The Group also recorded a receivable amounting to $3 million related to the sale. As a quoted equity security, Credo shares are measured at FVPL, with a $5 million unrealized gain recorded on the line "Finance income" of the consolidated income statement for the first half of 2026.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 36

As of June 27, 2026, the Group also reported other financial assets at FVPL for an aggregate value of $30 million (December 31, 2025: $28 million).
The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $34 million (December 31, 2025: $25 million). Since these are long term investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to profit or loss, to be more relevant.
Short-term deposits
To optimize the return yield on its short-term investments, the Group invested $1,800 million of available cash in short-term deposits as of June 27, 2026 and $1,100 million as of December 31, 2025. These short-term deposits have a maturity beyond three months and below one year with no significant risk of changes in fair value. They are reported on the line “Short-term deposits” on the consolidated statement of financial position.
3.6.10.2.    Other financial liabilities

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Lease financial liabilities	301	324
Deferred and contingent consideration on business acquisitions	59	18
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	17	1
Currency collars	7	—
Derivatives not designated as hedges
Foreign exchange forward contracts	23	13
Currency collars	4	—
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	438	19
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on June 23, 2026 (Tranche A)	135	—
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on June 23, 2026 (Tranche B)	166	—
Total other financial liabilities (including derivatives)	1,150	375
Total current	583	134
Total non-current	567	241
Refer to Notes 3.6.10.3 and 3.6.10.5 for further explanations on other types of financial liabilities. Refer to Note 3.6.12 for further explanations on lease liabilities.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 37

3.6.10.3.    Interest-bearing loans and borrowings

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Funding program loans from EIB:
3.01% due 2028, floating interest rate at Euribor + 0.589%	87	90
2.72% due 2029, floating interest rate at Euribor + 0.564%	84	115
2.63% due 2031, floating interest rate at Euribor + 0.473%	190	236
2.65% due 2031, floating interest rate at Euribor + 0.550%	113	116
3.18% due 2033, floating interest rate at Euribor + 0.558%	274	282
4.51% due 2034, floating interest rate at Secured Overnight Financing Rate + 0.939%	240	270
2.64% due 2036, floating interest rate at Euribor + 0.514%	570	—
Credit Facility from CDP SpA:
3.28% due 2027, floating interest rate at Euribor + 0.690%	28	44
2.69% due 2028, floating interest rate at Euribor + 0.550%	47	59
2.99% due 2029, floating interest rate at Euribor + 0.850%	57	67
Dual tranche senior unsecured convertible bonds:
Zero-coupon due 2027 (Tranche B)	750	728
Zero-coupon due 2031 (Tranche A)	587	—
0.625% coupon due 2033 (Tranche B)	554	—
Other funding program loans:
0.23% (weighted average), due 2026-2028, fixed interest rate	1	3
Total interest-bearing loans and borrowings	3,582	2,010
Total current	1,022	978
Total non-current	2,560	1,032
Convertible bonds
On August 4, 2020, the Company issued $1,500 million principal amount dual tranche Senior Unsecured Convertible Bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features corresponded to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Group.
The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in Note 3.6.10.5. The Company elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

On August 4, 2025, Tranche A bonds were fully settled in cash for their principal amount of $750 million, since Tranche A reached maturity while the conversion options were out-of-the money. As per contractual terms, the bondholders have full conversion rights on Tranche B bonds starting August 2024 and Tranche B bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 38

On June 16, 2026, the Company released an early redemption notice to inform bondholders of its intention to early redeem the Tranche B bonds. Each conversion will follow the process defined in the original terms and conditions of the convertible bonds, which will determine the actual consideration to be transferred to the bondholders, either in cash, shares, or a mix of both, depending on the settlement basis the Company elects for each conversion. All bondholders have exercised their conversion rights. However, no conversions were effectively settled as of June 27,2026. Following the release of the early redemption notice, the financial liability was remeasured at its principal amount, which generated a $22 million finance cost in the first half of 2026, as detailed in Note 3.6.22.2.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. Following the release of the early redemption notice, fair value of Tranche B bonds conversion option corresponded to its intrinsic value, which amounted to $438 million as of June 27, 2026 ($19 million fair value as of December 31, 2025), which generated a change in fair value of $419 million on the consolidated income statement for the first half of 2026, reported as a finance cost in the consolidated income statement for the six-month period ended June 27, 2026, as detailed in Note 3.6.22.2.
On June 23, 2026, the Company issued a $1.5 billion principal amount of dual tranche Senior Unsecured Convertible Bonds (Tranche A and Tranche B for $750 million each tranche), with original maturity in 2031 and 2033, respectively. Tranche A bonds were issued at par as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.625% per annum nominal interest, payable semi-annually. The conversion price at issuance was $119.98 for Tranche A, equivalent to a 55.0% conversion premium, and $121.92 for Tranche B, equivalent to a 57.5% conversion premium. These conversion features correspond to an equivalent of 1,667 shares per each Tranche A bond with a $200,000 par value and an equivalent of 1,640 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,490 million, after deducting $10 million issuance costs paid by the Group.
The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. At issuance, the value of the issuer’s call option was estimated at $32 million and the holder’s conversion option at $382 million, which determined the initial recognition of the liability component at $1,150 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in Note 3.6.10.5. The Company elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $1,141 million as of June 27, 2026.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the embedded non-equity derivatives (Tranche A and Tranche B) was $301 million as of June 27, 2026, which generated a change in fair value of $49 million since inception date reported on the line “Finance income” on the consolidated income statement.
Credit facilities
The Group’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Group had unutilized committed medium-term credit facilities with core relationship banks totaling $1,191 million as of June 27, 2026.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the EU for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $171 million outstanding as of June 27, 2026. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $303 million outstanding as of June 27, 2026. In 2022, the Group signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $514 million outstanding as of June 27, 2026. In 2026, the Group entered into a fourth credit facility with the EIB for €1,000 million to strengthen Europe’s semiconductor industry and support innovation. Of this amount, €500 million was drawn in euros, representing an outstanding balance of $570 million as of June 27, 2026.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $28 million were outstanding as of June 27, 2026. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $104 million was outstanding as of June 27, 2026.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 39

3.6.10.4.    Hedging activities and derivatives
Derivative instruments not designated as hedges
The Group conducts its business globally in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Group’s subsidiaries and future commercial transactions. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
The principal currencies covered at the end of the six-month period ended June 27, 2026, are the Euro, the China Yuan, the Singapore dollar, the Japanese yen, the Swiss franc, the Indian rupee, the Great Britain pound, the Taiwan dollar, the Philippines peso, the Malaysian ringgit, the South Korean won, the Swedish krona, the Moroccan dirham, the Australian dollar and the Hong Kong dollar.
Derivative instruments designated as cash flow hedges
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.
As of June 27, 2026, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

Notional amount for hedge on forecasted manufacturing costs transactions
In millions of Euros
Forward contracts	728
Currency collars	600
As of June 28, 2025, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 40

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	905	118
Currency collars	540	—
Cash flow and fair value interest rate risk
The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Offsetting financial assets and financial liabilities
The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as of June 27, 2026 liabilities for a net amount of $11 million (a gross amount of $1 million asset net of a $12 million liability). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the statement of financial position and representing total assets of $32 million and liabilities of $40 million as of June 27, 2026.

Price risk
As part of its ongoing investing activities, the Group may invest in quoted equity securities and be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 41

3.6.10.5.    Fair values
Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of U.S. dollars	(unaudited) June 27, 2026	(audited) December 31, 2025	(unaudited) June 27, 2026	(audited) December 31, 2025
Financial assets
Short-term deposits	1,800	1,100	1,800	1,100
Trade accounts receivables	2,067	1,745	2,067	1,745
Other receivables and assets	1,378	1,392	1,378	1,392
Quoted financial instruments	1,286	1,150	1,286	1,150
Unquoted equity securities at FVOCI	34	25	34	25
Derivative financial assets	32	76	32	76
Cash equivalents (1)	2,711	2,264	2,711	2,264
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	1,691	1,282	1,691	1,282
Senior unsecured convertible bonds issued on August 4, 2020 (2)	750	728	1,182	731
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	438	19	438	19
Senior unsecured convertible bonds issued on June 23, 2026 (3)	1,141	—	1,491	—
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on June 23, 2026 (Tranche A)	135	—	135	—
Embedded non-equity derivatives - Senior unsecured convertible bonds issued on June 23, 2026 (Tranche B)	166	—	166	—
Finance leases	301	324	301	324
Contingent consideration on business acquisitions	59	18	59	18
Trade accounts payable	1,774	1,487	1,774	1,487
Other payables and accrued liabilities	665	506	665	506
Derivative financial liabilities	51	14	51	14
(1)Cash equivalents primarily correspond to deposits at call with banks and money market funds and other short-term investments. This amount includes cash equivalents of Sanan ST JV included $175 million short-term investments measured at fair value (December 31, 2025: $313 million)
(2)The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of June 27, 2026 and December 31, 2025 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments. The fair value of the senior convertible bonds includes the fair value of all embedded derivatives.
(3)The carrying amount of the senior unsecured convertible bonds issued on June 23, 2026 and outstanding as of June 27, 2026 corresponds to the liability component only, since, at initial recognition, an amount of $350 million was separately recognized as embedded derivative financial instruments. The fair value of the senior convertible bonds includes the fair value of all embedded derivatives.
The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:
•For trade accounts receivable, cash equivalents, short-term deposits, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 42

estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
•Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.
•Financial investments (debt and equity securities):
–The fair value of quoted debt and equity securities is determined based on quoted market prices for identical instruments.
–The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.
•The senior unsecured convertible bonds issued on August 4, 2020 and on June 23, 2026, outstanding as of June 27, 2026 and December 31, 2025 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.
•The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.
•Embedded derivatives in the senior unsecured convertible bonds are measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model has been elected as the best indication of fair value since it maximizes the use of observable market-based inputs.

•Fair value measurement of the contingent consideration on business acquisitions is based on the probability that the milestones defining the variable components of the consideration will be achieved, using an appropriate discount rate considering the risks and uncertainty related to the contingent consideration.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 43

As of June 27, 2026, the Group held the following financial instruments measured at fair value:

In millions of U.S. dollars	(unaudited) June 27, 2026	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Derivatives not designated as hedges
Foreign exchange forward contracts	19	—	19	—
Quoted equity securities at FVPL	120	120	—	—
Other financial assets at FVPL	30	30	—	—
Cash equivalents - Short-term investments	175	—	175	—
Cash flow hedges
Foreign exchange forward contracts	13	—	13	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	1,136	1,136	—	—
Unquoted equity securities measured at FVOCI	34	—	—	34
Total assets	1,527	1,286	207	34
Liabilities measured at fair value
Derivatives not designated as hedges
Foreign exchange forward contracts	23	—	23	—
Currency collars	4	—	4	—
Cash flow hedges
Foreign exchange forward contracts	17	—	17	—
Currency collars	7	—	7	—
Embedded non-equity derivatives	739	—	—	739
Contingent consideration on business acquisitions	59	—	—	59
Total liabilities	849	—	51	798

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 44

As of December 31, 2025, the Group held the following assets and liabilities measured at fair value:

In millions of U.S. dollars	(audited) December 31, 2025	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Foreign exchange forward contracts	25	—	25	—
Currency collars	1	—	1	—
Quoted equity securities at FVPL	137	137	—	—
Other financial assets at FVPL	28	28	—	—
Cash equivalents - Short-term investments	313	—	313	—
Cash flow hedges
Foreign exchange forward contracts	45	—	45	—
Currency collars	5	—	5	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	985	985	—	—
Unquoted equity securities measured at FVOCI	25	—	—	25
Total assets	1,564	1,150	389	25
Liabilities measured at fair value
Derivative instruments
Foreign exchange forward contracts	13	—	13	—
Cash flow hedges
Foreign exchange forward contracts	1	—	1	—
Embedded non-equity derivatives	19	—	—	19
Contingent consideration on business acquisitions	18	—	—	18
Total liabilities	51	—	14	37
During the reporting period ending June 27, 2026, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.
Financial instruments in Level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.
Financial instruments in Level 2
The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:
•Quoted market prices or dealer’s quotes for similar instruments; and,
•The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

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As of June 27, 2026, the Group held $175 million ($344 million as of December 31, 2025) million short-term investments classified as cash equivalents. These short-term investments were measured at fair value classified as a Level 2 measurement hierarchy. These financial assets were reported as cash equivalents due to their high level of liquidity, their readily convertibility into known amount of cash, and insignificant risk of changes in value.
Financial instruments in Level 3
For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2026 and June 27, 2026 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2026	(12)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	(419)
Embedded non-equity derivative instruments recognized at inception on the 2026 Senior Unsecured Convertible Bonds	(350)
Change in fair value of the embedded non-equity derivative instruments of the 2026 Senior Unsecured Convertible Bonds (Tranche A and Tranche B)	49
Contingent consideration on business acquisition	(41)
Change in fair value of derecognized unquoted equity securities measured at FVOCI	28
Sale of unquoted equity securities measured at FVOCI	(38)
Purchases of equity instruments	19
As of June 27, 2026	(764)
Amount of net loss included in the 2026 income statement attributable to assets and liabilities still held at the reporting date	(370)
The following table shows the variation of the valuations of the embedded derivative instruments outstanding as of June 27, 2026:

In millions of U.S. dollars
Asset (liability) value as of December 31, 2025	(19)
Embedded non-equity derivative instruments recognized at inception on the 2026 Senior Unsecured Convertible Bonds	(350)
Gains (losses) recognized in the consolidated income statement	(370)
Asset (liability) value as of June 27, 2026	(739)
For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2025 and June 28, 2025 is presented as follows:

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 46

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2025	(26)
Change in fair value of the embedded non-equity derivative instruments issued on August 4, 2020 (Tranche B)	(9)
Currency translation adjustment	(2)
As of June 28, 2025	(37)
Amount of net loss included in the 2025 income statement attributable to assets still held at the reporting date	(9)
The following table shows the impact on the income statement of the valuation of the embedded derivative instruments outstanding as of June 28, 2025:

In millions of U.S. dollars
Asset (liability) value as of December 31, 2024	(31)
Gains (losses) recognized in the income statement	(9)
Asset (liability) value as of June 28, 2025	(40)
The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on June 23, 2026 (Tranche A and Tranche B) included the following inputs:
•The risk-free interest rate for comparable maturities;
•The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;
•The exercise price;
•The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•The volatility of the Company’s ordinary shares; and
•The duration of the option.
Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.
The value of the embedded non-equity derivative instruments are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the 2026 Senior Unsecured Convertible Bonds' embedded non-equity derivative instruments in relation to a series of changes expressed in percentage point terms of volatility.

Change in implied volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the embedded non-equity derivative instruments	(80)	(64)	(40)	38	61	75
Net carrying amount of the embedded conversion option	252	269	293	371	393	408

Following the release by the Company on June 16, 2026 of the early redemption notice on Tranche B of the 2020 Senior Unsecured Convertible Bonds, the embedded conversion option was measured at its intrinsic value as of June 27, 2026. All bondholders have exercised their conversion rights after the reporting date. Each conversion will follow the process defined in the original terms and conditions of the convertible debt, which determines the actual consideration to be transferred to the bondholders. Such consideration is consequently significantly sensitive to the variation in the Company's stock price.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 47

The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option of the Tranche B of the 2020 Senior Unsecured Convertible Bonds in relation to a series of changes expressed in percentages of stock price variation.

Change in quoted price of the Company’s ordinary shares	-10%	-8%	-5%	+5%	+8%	+10%
Change in the net carrying amount of the bondholders’ conversion option	(119)	(95)	(60)	59	95	118
Net carrying amount of the embedded conversion option	319	343	378	497	533	556

3.6.11.    Other non-current assets
Other non-current assets consisted of the following:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Public funding receivables	726	541
Taxes and other receivables from government agencies	30	46
French research tax credit receivable	330	339
Prepayments and deposits to third parties	219	234
Other non-current assets	48	58
Total	1,353	1,218

Public funding receivables include public funding scheme for research, development, innovation and first industrial deployment activities, of which $726 million and $541 million were reported as non-current assets as of June 27, 2026 and December 31, 2025, respectively.
From time to time, the Group enters into factoring transactions to accelerate the realization in cash of certain non-current assets. There were no factoring transaction as of June 27, 2026, as compared to $65 million, with a financial cost of $2 million, as of June 28, 2025.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 48

3.6.12.    Leases
The Group leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 64 years.
The consolidated statement of financial position shows the following amounts relating to leases:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Right-of-use assets
Land	69	71
Buildings	197	213
Machinery and equipment	31	33
Computer and R&D equipment	1	1
Other	19	20
Total	317	338
Additions to the right-of-use assets during the first half of 2026 were $21 million (2025: $23 million). Expenses related to short-term leases were $3 million as of June 27, 2026 (2025: $6 million). Low-value leases were not significant in 2026 and 2025. Interest expense (included in finance cost, as described in Note 3.6.22) was $5 million as of June 27, 2026 (2025: $5 million). Cash outflows, including finance cost for leases totaled $42 million in the first half of 2026 (2025: $49 million).
Maturities of lease liabilities are as follows:

(unaudited)
In millions of U.S. dollars	June 27, 2026
2026	72
2027	83
2028	40
2029	29
2030	20
Thereafter	124
Total future undiscounted cash outflows	368
Effect of discounting	(67)
Total lease liabilities	301

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 49

(audited)
In millions of U.S. dollars	December 31, 2025
2026	108
2027	78
2028	37
2029	28
2030	20
Thereafter	126
Total future undiscounted cash outflows	397
Effect of discounting	(73)
Total lease liabilities	324
The consolidated income statement shows the following amounts relating to leases:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Depreciation expense right-of-use assets
Land	1	1
Buildings	26	25
Machinery and equipment	3	2
Computer and R&D equipment	1	2
Other	5	4
Total	36	34
Reported amounts related to lease liabilities are further described in Note 3.6.10.
3.6.13.    Inventories
Inventories consisted of the following:

In millions of U.S. dollars	(unaudited) June 27, 2026	(audited) December 31, 2025
Raw materials	373	418
Work-in-process	2,010	1,841
Finished products	803	872
Total	3,186	3,131
As described in Note 3.6.8, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $74 million in inventories ($56 million in work-in-progress and $18 million in finished goods). The fair value of acquired inventory included $24 million step-up, fully recognized as cost of sales in the consolidated income statement for the six-months period ended June 27, 2026.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 50

3.6.14.    Other receivables and assets
Other receivables and assets consisted of the following:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Public funding receivables	513	678
Advances and prepayments	277	207
Taxes and other government receivables	414	326
Loans and deposits	14	26
Interest receivable	37	35
Other current assets	123	120
Total	1,378	1,392
The Group participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $513 million and $678 million as of June 27, 2026 and December 31, 2025, respectively.
Taxes and other government receivables include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Group applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other receivables and assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of June 27, 2026 and December 31, 2025. Other receivables and assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those other receivable and assets as of June 27, 2026 and December 31, 2025.
3.6.15.    Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Cash at bank and cash on hand	385	573
Deposits at call with banks and money market funds	2,711	2,264
Total	3,096	2,837
Cash equivalents primarily correspond to deposits at call with banks, money market funds and other short-term investments. Cash and cash equivalents as reported on the consolidated statement of financial position as of June 27, 2026 and December 31, 2025 included cash and cash equivalents from Sanan ST JV, as described in Note 3.6.7, totaling $373 million and $463 million, respectively. As of June 27, 2026, cash equivalents of Sanan ST JV included $175 million short-term investments measured at fair value (December 31, 2025: $313 million).
3.6.16.    Equity
3.6.16.1.     Outstanding shares
The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of June 27, 2026, the number of shares of share capital issued was 911,281,920 shares (911,281,920 as of December 31, 2025).
3.6.16.2.     Preference shares

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 51

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders, and other stakeholders and which, in the event of a creeping acquisition or offer for the Company’s common shares, are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event of actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of June 27, 2026 and December 31, 2025.
3.6.16.3.     Treasury shares
As of June 27, 2026, the Company owned 18,736,713 shares classified as treasury stock in the consolidated statement of changes in equity compared to 22,513,768 shares as of December 31, 2025.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. In the first half of 2026 and 2025, 3,777,055 and 4,241,469 of these treasury shares, respectively, were transferred to employees under the Company's share-based remuneration programs.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period. Since the program's inception in July 2024, the Company has repurchased approximately 20.5 million shares of its common stock for a total amount of $551 million. During the first half of 2026, the Company did not purchase any shares of its common stock (7.7 million shares for $184 million during the first half of 2025).
On February 9, 2026, the Group entered into a commercial arrangement with a customer that includes warrants to purchase up to 24.8 million shares of the Company’s common stock at an exercise price of $28.38 per share. The warrants has an exercise term of seven years and a vesting term of five years. The warrants vest primarily based on the customer’s achievement of qualifying product revenue milestones. The warrants are considered to be consideration payable to a customer, and as such, are recorded as a reduction of revenue over the warrant term, in the Group's consolidated income statements. In the first half of 2026, the Group recorded an amount of $6 million as reduction of revenues in relation with these warrants. The grant date fair value of the warrant was determined to be $13.37 per share, which corresponds to a total fair value amount of $331 million using the Black-Scholes option pricing model.
Activity of the equity warrants for the first half of 2026 was as follows:

in millions units (number of shares)	Number of underlying shares
Balance outstanding as of January 1, 2026	—
Granted	24.8
Vested	(0.6)
Balance outstanding as of June 27, 2026	24.2

3.6.16.4.     Other reserves
Other reserves include the following components as of June 27, 2026 and June 28, 2025:

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 52

In millions of U.S. dollars	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As of January 1, 2025	2,043	(14)	(51)	328	(137)	2,169
Employee share award scheme, net of tax	94	—	—	—	—	94
Net movement recognized in the statement of comprehensive income	—	11	163	501	10	685
Transfer of cash flow hedge reserve to inventories	—	—	(17)	—	—	(17)
As of June 28, 2025 (unaudited)	2,137	(3)	95	829	(127)	2,931
As of January 1, 2026	2,231	(1)	41	843	(113)	3,001
Employee share award scheme, net of tax	122	—	—	—	—	122
Net movement recognized in the statement of comprehensive income	—	22	(50)	(136)	15	(149)
Transfer of cash flow hedge reserve to inventories	—	—	(2)	—	—	(2)
Issuance of equity warrants	6	—	—	—	—	6
As of June 27, 2026 (unaudited)	2,359	21	(11)	707	(98)	2,978
Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of the equity-settled share-based payments to employees, including key management personnel, as part of their remuneration.
Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI. In the first half of 2026, the Group recognized $28 million increase in fair value on unquoted equity securities measured at FVOCI sold during the reporting period as described in Note 3.6.10.1.
Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as of reporting date.
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences from the translation of the financial statements for subsidiaries whose functional currency is different from the U.S. dollar reporting currency.
Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 53

3.6.16.5. Dividend
The Company is governed under the laws of the Netherlands. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.
The AGM held on May 27, 2026, authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2026 and first quarter of 2027. An amount of $57 million corresponding to the first installment was paid during the first half of 2026. The remaining portion of the first installment and the $0.27 per share cash dividend corresponding to the remaining three installments totaled $265 million and were reported in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of June 27, 2026 as described in Note 3.6.18.
The AGM held on May 28, 2025 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $81 million corresponding to the first installment, $80 million corresponding to the second installment and $71 million corresponding to the third installment were paid in 2025. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid during the first half of 2026.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid during the first half of 2025.

3.6.17.    Other non-current liabilities
Other non-current liabilities consisted of the following:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Deferred income from public funding	99	124
Advances received on capital grants	306	333
Advances from customers	111	14
Liabilities related to uncertain tax provisions	86	90
Others	22	15
Total	624	576
Advances received on capital grants relate to Sanan ST JV, the Group and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, which the Group fully consolidates, as described in Note 3.6.7. This entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of June 27, 2026, the Group held $306 million of advances ($333 million as of December 31, 2025) on these capital grants while the capital expenditures had not been incurred yet. Consequently, these advances were reported as non-current liabilities in the consolidated statement of financial position as of June 27, 2026 and December 31, 2025.
Advances from customers include multi-annual volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Group is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Group is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated statement of financial position as of June 27, 2026 and December 31, 2025.

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 54

3.6.18.    Other payables and accrued liabilities
Other payables and accrued liabilities consisted of the following:

	(unaudited)	(audited)
In millions of U.S. dollars	June 27, 2026	December 31, 2025
Dividend due to shareholders	265	89
Taxes other than income taxes	129	95
Advances from customers	46	83
Liabilities related to public funding	65	113
Royalties	29	24
Interest payable	17	15
Utilities services	9	16
Freight services	6	4
Other accrued liabilities	99	67
Total	665	506
Advances from customers include multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Group is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Group is not able to fulfill its contractual obligations. No material provision for those penalties was reported on the consolidated statement of financial position as of June 27, 2026 and December 31, 2025.

3.6.19.    Provisions
Movement in provisions during the first half of 2026 are detailed as follows:

In millions of U.S. dollars	Restructuring	Warranty and product Guarantee	Total
As of December 31, 2025 (audited)	35	3	38
Charges incurred 2026	2	6	8
Amounts paid	—	(6)	(6)
As of June 27, 2026 (unaudited)	37	3	40
Restructuring charges and provisions
Starting 2025, the Group engaged in a Group-wide program aimed to reshape its manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Agrate, Italy and Crolles, France) and 200mm Silicon Carbide (Catania, Italy) and resizing its global cost base. This program is expected to result in strengthening the Group's capability to grow revenues with an improved operating efficiency.
In the first half of 2026, the Group recorded restructuring charges totaling $129 million, composed of $64 million labor-related restructuring charges, $27 million corresponding mainly to decommissioning of equipment and machinery in locations affected by the manufacturing reshaping program, and $38 million other related phase-out costs in the facilities (primarily in France and Italy) which have entered in the ramp down phase.
Labor related charges included $43 million in relation to the cost base resizing pillar, $15 million costs incurred on the manufacturing reshaping program and $6 million consulting and legal advice expenses. These voluntary termination benefits are recorded on the statement of financial position at the date the employees irrevocably accept the offer to leave the Group. These restructuring liabilities, of which a total amount of $40 million was paid in the first half of 2026,

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 55

were reported as employee benefits liabilities (current and non-current) on the consolidated statement of financial position as of June 27, 2026.
The Group reported as of June 27, 2026 restructuring provisions totaling $37 million, which corresponds primarily to cancellation fees payable on long-term supply agreements in consideration of the Group's reshape of its manufacturing footprint.
In the first half of 2025, the Group recorded restructuring charges totaling $37 million in relation to the cost base resizing pillar, primarily for employee voluntary termination benefits. These restructuring liabilities, of which a total amount of $3 million was paid in the first half of 2025, were reported on the line "Employee benefits - current portion" on the consolidated statement of financial position as of June 28, 2025.
The Group also recorded in the first half of 2025 a provision amounting to $32 million for cancellation fees payable on a long-term supply agreement in consideration of the Group's reshape of its manufacturing footprint.
Warranty and product guarantee
The Group's customers occasionally return the Group's products for technical reasons. The Group's standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels.
3.6.20.    Expenses by nature
Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Depreciation and amortization	1,085	1,034
Employee benefit expenses	2,239	2,022
Purchase of materials	1,376	1,213
Power and gas	223	219
Freight	56	52
Purchase of subcontracting services	986	727
Inventory variation	(45)	(312)
Transportation	45	34
Impairment losses and write-off charges	26	158
Non labor-related restructuring charges	19	40
Phase-out costs (Note 3.6.19)	38	—
Royalties and patents	62	48
Advertising costs	6	11
Other expenses	267	249
Total cost of sales, selling, general and administrative, and research and development	6,383	5,495

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 56

Employee benefit expenses are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Wages and salaries	1,500	1,384
Payroll taxes and other social contribution charges	496	432
Share-based compensation expense	86	99
Labor-related restructuring charges	58	25
Pensions and other long-term benefits expense	99	82
Total employee benefit expenses	2,239	2,022
Of which included in:
Cost of sales	939	858
Selling, general and administrative	639	571
Research and development	661	593
3.6.21.    Other income and Other expenses
3.6.21.1 Other income
Other income consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
R&D funding	110	102
Foreign exchange forward contracts and other currency derivatives	4	82
Net foreign exchange gain	9	43
Gain on sale of non-current assets	4	5
Other income	—	1
Total other income	127	233
The Group receives public funding from governmental bodies in several countries.
Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 3.6.10.4.
3.6.21.2 Other expenses
Other expenses consisted of the following:

STMicroelectronics Semi Annual Report 2026	Semi Annual Financial Statements 57

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Net foreign exchange loss	(4)	—
Foreign exchange forward contracts and other currency derivatives	(21)	(26)
Start-up costs	(30)	(6)
Patent and other related claim costs	(17)	(1)
Cancellation and postponement fees	(1)	(3)
Other expenses	(5)	—
Total other expenses	(78)	(36)
Start-up costs represent costs incurred in the ramp-up phase of the Group's newly integrated manufacturing activities. In the first half of 2026, the Group started its manufacturing activities and entered into the ramp-up phase of the new 200mm silicon carbide manufacturing in Catania, Italy and the new 200mm silicon carbide device manufacturing Sanan ST joint venture in Chongqing, China.
Patent and other related claim costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.
Cancellation and postponement fees are costs incurred when purchases for committed equipment or planned services are cancelled or postponed.
3.6.22.    Finance income and costs
3.6.22.1. Finance income
Total finance income consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Change in fair value of embedded non-equity derivative instruments of Tranche B convertible bonds issued on August 4, 2020	—	5
Change in fair value of embedded non-equity derivative instruments of Tranche A convertible bonds issued on August 4, 2020	—	4
Change in fair value of embedded non-equity derivative instruments of Tranche A convertible bonds issued on June 23 2026	24	—
Change in fair value of embedded non-equity derivative instruments of Tranche B convertible bonds issued on June 23 2026	25	—
Gain in fair value on quoted equity securities at FVPL	5	6
Interest income on quoted debt securities	69	50
Other finance income	11	72
Total finance income	134	137
As of June 27, 2026, the Group total financial resources, including cash and cash equivalents, marketable securities and short-term deposits generated an average annual interest rate of 3.67% as compared to 4.17% as of June 28, 2025.
Other finance income is related to cash and cash equivalents and short-term deposits. The decrease in other finance income was mainly due to lower U.S dollar interest yields.
3.6.22.2. Finance costs

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Total finance costs consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Interest and amortization of issuance costs on convertible bonds	(22)	(13)
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	(419)	(18)
Change in fair value on quoted equity securities at FVPL	(26)	—
Interests on lease liabilities	(5)	(5)
Interests on long-term loans and borrowings	(23)	(25)
Bank charges and commissions	(3)	(2)
Other finance expense	—	(1)
Total finance costs	(498)	(64)

3.6.23.    Pillar II Income tax
The Group is subject to Pillar II tax legislation in certain jurisdictions in which it operates. An estimate of the impact of Pillar II income tax to be recorded for the year 2026 has been determined at the level of the Group, based on the most recent filings, 2025 country-by-country reporting and the estimated 2026 net profit before tax as reported under US GAAP for the constituent legal entities in the Group, in compliance with Pillar II legislation. For the six-month period ended June 27, 2026, the Group expects a Pillar II income tax impact of 0.5% included in the best estimate of the annual effective tax rate.
3.6.24.    Earnings per share
For the six-month periods ended June 27, 2026 and June 28, 2025, respectively, Earnings Per Share (“EPS”) were calculated as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars, except earnings per share amounts	June 27, 2026	June 28, 2025
Basic EPS
Net profit (loss) attributable to the equity holder of the parent	(171)	46
Weighted average shares outstanding	889,483,899	894,948,421
Basic EPS	(0.19)	0.05
Diluted EPS
Net profit (loss) attributable to the equity holder of the parent	(171)	46
Weighted average shares outstanding	889,483,899	894,948,421
Dilutive effect of stock awards	—	3,598,561
Dilutive effect of convertible debt	—	—
Number of shares used for diluted EPS	889,483,899	898,546,982
Diluted EPS	(0.19)	0.05
For the six-month period ended June 27, 2026, the diluted effect of stock awards, convertible bonds and equity warrants was excluded from the diluted EPS calculation because including them would have been antidilutive. This is attributable to the Group's reporting a net loss for the period.
3.6.25.    Related-party transactions

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The Group enters into arrangements and incurs transactions with companies for which certain members of its management perform similar policymaking functions. These include, but are not limited to: Capgemini, Dassault Systèmes, Orange, Politecnico di Milano and Sopra Steria. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions. The transactions are reported from and up to the date members of the Group's management hold these similar functions. The below table summarizes the transactions incurred in the first half of 2026 and 2025.

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 27, 2026	June 28, 2025
Purchases of goods and services and other contributions made to entities controlled by key management personnel	(31)	(29)
Accounts payable from entities controlled by key management personnel	(14)	(12)
3.6.26.    Contingencies, claims and legal proceedings
The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Group is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Group may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.
On August 23, 2024, two lawsuits were filed against the Group, and its CEO and CFO, in the United States District Court for the Southern District of New York alleging that the Group provided excessively positive statements to investors concerning 2024 expected revenue and issued false or misleading statements or concealed negative facts regarding the Group's business, operations, and prospects, in violation of U.S. securities laws. The lawsuits were consolidated into a single lawsuit and thereafter the plaintiff filed amended complaints asserting claims for violation of Sections 10(b) and 20(a) of the Securities Exchange Act, and expanding the purported class period from March 14, 2023, to January 29, 2025. The Group and its CEO and CFO moved to dismiss the lawsuit which motion was denied by the Court on September 15, 2025. The Group and its CEO and CFO believe that they have strong legal defenses against the allegations in the amended complaints and will vigorously defend themselves in court.
The Group has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Group in the amount of $32 million. Thereafter, the Group filed several post-trial motions challenging the verdict. In the event the Court denies the Group's post-trial motions, the Group intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.

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The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.
The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of June 27, 2026, and December 31, 2025, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
3.6.27.    Subsequent events
Following the release by the Company on June 16, 2026 of the early redemption notice on the Tranche B of 2020 Senior Unsecured Convertible Bonds, all bondholders have exercised their conversion rights. Each conversion is following the process defined in the original terms and conditions of the convertible debt, which determines the actual consideration to be transferred to the bondholders in the second half of 2026. The total consideration to be transferred to the bondholders is expected to be settled on a net-share basis with principal amount of $750 million paid in cash and equity spread determined on the basis of an average stock price of $61.286.

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4.     Managing Board’s statements
The members of the Managing Board hereby declare that, to the best of their knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 19, 2026	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Chairman of the Managing Board

	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	President and Chief Financial Officer and Member of the Managing Board

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5.    About STMicroelectronics

At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
Further information can be found at www.st.com.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 19, 2026	By:	/s/ Jean-Marc Chery

		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Chairman of the Managing Board

		By:	/s/Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer and Member of the Managing Board

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